EXHIBIT 4.1

DESCRIPTION OF CAPITAL STOCK

General

The following description sets forth certain material terms and provisions of our securities that are registered under Section 12 of the Securities Exchange Act of 1934 (the “Exchange Act”). This description also summarizes relevant provisions of the Delaware General Corporation Law (the “DGCL”) applicable to such securities. The following description is a summary and does not purport to be complete. It is subject to, and qualified in its entirety by reference to, the applicable provisions of the DGCL and our Certificate of Incorporation, as amended (the “Certificate of Incorporation”) and our Restated Bylaws, as amended (the “Bylaws”), each of which is incorporated by reference exhibits to our Annual Report on Form 10-K to which this Exhibit 4.1 is filed as an exhibit. We encourage you to read the Certificate of Incorporation and Bylaws and the applicable provisions of the DGCL for additional information.

Authorized Capital Stock

Our authorized capital stock consists of 50 million shares of Common Stock, par value $0.00001 per share, and five million shares of Preferred Stock, par value $0.00001 per share.

Common Stock

Voting Rights. The holders of our Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Holders of shares of our Common Stock do not have cumulative voting rights.

Dividends. Subject to the preferences and other rights of any class or series of Preferred Stock then outstanding, our Board of Directors may cause dividends to be paid to the holders of shares of Common Stock out of funds legally available for the payment of dividends by declaring an amount per share as a dividend. When and as dividends are declared, whether payable in cash, in property or in shares of our stock \, the holders of Common Stock shall be entitled to share equally, share for share, in such dividends.

Liquidation Rights. Subject to the preferences and other rights of any class or series of Preferred Stock then outstanding, in the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, the holders of Common Stock shall be entitled, to share, ratably according to the number of shares of Common Stock held by them, in all of our remaining assets available for distribution to its shareholders.

Fully Paid. The issued and outstanding shares of our Common Stock are fully paid and non-assessable. Any additional shares of Common Stock that we may issue in the future will also be fully paid and non-assessable.

Absence of Other Rights. The holders of Common Stock have no preferences or rights of conversion, exchange, pre-emption or other subscription rights. There are no redemption or sinking fund provisions applicable to the Common Stock. Stockholders do not have the right of cumulative voting in the election of directors.

Preferred Stock

Our Certificate of Incorporation authorizes our Board to designate and issue from time to time one or more series of preferred stock without stockholder approval. Our Board may fix and determine the preferences, limitations and relative rights of each series of preferred stock. The rights of the holders of our Common Stock are subject to the rights and preferences of any series of preferred stock currently outstanding or that we may issue.

Certain Provisions of Delaware Law, Our Certificate of Incorporation and Bylaws

Certificate of Incorporation and Bylaws

Certain provisions in our Certificate of Incorporation and Bylaws summarized below may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests, including attempts that might result in a premium being paid over the market price for the shares held by stockholders. These provisions are intended to discourage certain types of transactions that may involve an actual or threatened change of control.

Blank Check Preferred Stock. Our Certificate of Incorporation permits us to issue, without any further vote or action by the stockholders, up to five million shares of preferred stock in one or more series and, with respect to each such series, to fix the number of shares constituting the series and the designation of the series, the voting powers (if any) of the shares of the series, and the preferences and relative, participating, optional and other special rights, if any, and any qualifications, limitations or restrictions, of the shares of such series. The ability to issue such preferred stock could discourage potential acquisition proposals and could delay or prevent a change in control.

Special Stockholder Meetings. Under our Bylaws, only the chairman of our Board, our Chief Executive Officer, a majority of the members of our Board or the holders of shares entitled to cast not less than 10 percent (10%) of the votes at the meeting are able to call a special meeting of stockholders.

Requirements for Advance Notification of Stockholder Nominations and Proposals. Under our Bylaws, stockholders of record are able to nominate persons for election to our Board or bring other business constituting a proper matter for stockholder action only by providing proper notice to our secretary. Proper notice must be timely, generally between 60 and 90 days prior to the first anniversary of the prior year’s annual meeting, and must include, among other information, the name and address of the stockholder giving the notice, certain information regarding such stockholder’s beneficial ownership of our securities and any derivative instruments or other agreements the value of or return on which is based on or linked to the value of or return on our securities as of the date of the notice, certain information relating to each person whom such stockholder proposes to nominate for election as a director, including any arrangements or understandings between the nominating stockholder and the nominee, in the case of a director nomination, a representation that such stockholder is a holder of record of our Common Stock as of the date of the notice and a brief description of any other business such stockholder proposes to bring before the meeting and the reason for conducting such business, and, if such stockholder intends to solicit proxies, a representation to that effect.

Delaware Takeover Statute

Section 203 of the Delaware General Corporation Law, subject to certain exceptions, prohibits a Delaware corporation from engaging in any “business combination” (as defined below) with any “interested stockholder” (as defined below) for a period of three years following the date that such stockholder became an interested stockholder, unless: (1) prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (2) on consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (x) by persons who are directors and also officers and (y) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (3) on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 of the Delaware General Corporation Law defines “business combination” to include: (1) any merger or consolidation involving the corporation and the interested stockholder; (2) any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder; (3) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; (4) any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or (5) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation. In general, Section 203 defines an “interested stockholder” as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

Listing

Our common stock is listed on the Nasdaq Capital Market under the symbol “GNSS.”

Transfer Agent and Registrar.

The Transfer Agent and Registrar for our common stock is Issuer Direct Corporation.